UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

Select Comfort Corporation

______________________________________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________________________________

(Title of Class of Securities)

81616X103

______________________________________________________________________________

(CUSIP Number)

December 31, 2016

_________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

___________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAME OF REPORTING PERSON

Vulcan Value Partners, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

5,931,863

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

6,033,958

8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,033,958

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.43%

12.	TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON

Mr. C.T. Fitzpatrick

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[X] – see note in Item 3(g).

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13G

Item 1.

(a) Name of Issuer:

Select Comfort Corporation

(b) Address of Issuer's Principal Executive Offices:

9800 59th Avenue North

Minneapolis, MN 55442

Item 2.

(a) Name of Person Filing:

Vulcan Value Partners, LLC

Mr. C.T. Fitzpatrick

(b) Address of Principal Business Office, or if None, Residence:

Three Protective Center, 2801 Highway 280 South

Suite 300

Birmingham, AL 35223

(c) Citizenship:

Vulcan Value Partners, LLC – a Delaware limited liability company

Mr. C.T. Fitzpatrick – U.S. Citizen

(d) Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e) CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e) [X] An investment adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Vulcan Value Partners, LLC as a registered investment adviser. All of the securities covered by this report are owned legally by Vulcan Value Partners, LLC’s investment advisory clients and none are owned directly or indirectly by Vulcan Value Partners, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Vulcan Value Partners, LLC is the beneficial owner of any of the securities covered by this statement.

(g) [X] Parent Holding Company or Control Person. This statement is also being filed by Mr. C. T. Fitzpatrick, Chief Executive Officer/Chief Investment Officer/Principal of Vulcan Value Partners, LLC in the event that he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Fitzpatrick and/or members of his immediate family own 7,945 shares of the securities covered by this statement for his or their own accounts, in a managed account over which Vulcan Value Partners, LLC serves as the investment adviser. Vulcan Value Partners, LLC exercises voting and dispositive power over such account. Mr. Fitzpatrick and/or members of his immediate family may also hold shares of the registered investment companies to which Vulcan Value Partners, LLC serves as investment adviser, which may hold shares of the securities covered by this statement. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Fitzpatrick is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership.

(a)	Amount Beneficially Owned:

6,033,958

(b)               Percent of Class:

13.43%

(c) Number of Shares as to Which Such Person has:

(i) Sole Power to Vote or Direct the Vote.

5,931,863

(ii) Shared Power to Vote or to Direct the Vote.

0

(iii) Sole Power to Dispose or to Direct the Disposition of.

6,033,958

(iv) Shared Power to Dispose or to Direct the Disposition of.

0

Item 5. Ownership of Five Percent (5%) or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_]

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

Various persons, including the investment companies and owners of the separate accounts to which Vulcan Value Partners, LLC (“Vulcan”) serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. As of December 31, 2016, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 5.91% of issuer’s shares of common stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

Date

Vulcan Value Partners, LLC

By : /s/ W. Blevins Naff

Name : W. Blevins Naff

Title : Chief Compliance Officer

C.T. Fitzpatrick, Individually

/s/ W. Blevins Naff POA for

C.T. Fitzpatrick

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G/A with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G/A. In evidence thereof, the undersigned hereby execute this Agreement as of February 14, 2017.

Vulcan Value Partners, LLC

By : /s/ W. Blevins Naff

Name : W. Blevins Naff

Title : Chief Compliance Officer

C.T. Fitzpatrick, Individually

/s/ W. Blevins Naff POA for

C.T. Fitzpatrick